Exhibit 12.1

ACCO Brands Corporation

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	For the year ended December 31,
	2012	2011	2010	2009	2008
	(in millions of dollars, except ratios)
Earnings:
Income (loss) from continuing operations before income taxes	$(4.4)	$42.9	$38.5	$7.2	$(239.3)
Add (deduct):
Fixed charges	96.1	83.9	85.4	74.5	70.8
Capitalized interest	(0.2)	(0.2)	(0.2)	—	(0.5)
Equity in earnings of joint ventures	(8.9)	(8.5)	(8.3)	(4.4)	(6.5)
Distributed income of earnings of joint ventures	11.9	5.6	5.4	0.3	9.4
Total earnings (loss) available for fixed charges	$94.5	$123.7	$120.8	$77.6	$(166.1)

Fixed charges:
Interest expense and amortization of debt discount	$89.2	$77.2	$78.2	$67.1	$63.7
Capitalized interest	0.2	0.2	0.2	—	0.5
Rental expense—interest component(a)	6.7	6.5	7.0	7.4	6.6
Total fixed charges	$96.1	$83.9	$85.4	$74.5	$70.8
Ratio of earnings to fixed charges	—	1.5	1.4	1.0	—
Extent of deficiency	$(1.6)				$(236.9)

(a)                       30% of rent expense is deemed to be representative of interest.